SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 4)

South Hertfordshire United Kingdom Fund, Ltd.

(Name of the Issuer)

SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

NTL FAWNSPRING LIMITED

NTL (B) LIMITED

VIRGIN MEDIA LIMITED

VIRGIN MEDIA INC.

(Name of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

South Hertfordshire United Kingdom Fund, Ltd.
ntl Fawnspring Limited
ntl (B) Limited
Virgin Media Limited
Media House, Bartley Wood Business Park, Hook,
Hampshire,
RG27 9UP, England
Attention: Robert Mackenzie
+ 44 1256 75 2000

Virgin Media Inc. 909 Third Avenue, Suite 2863 New York, New York 10022 Attention: Scott Dresser (212) 906-8440
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Paul M. Reinstein

(212) 859-8156

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing

Transaction valuation*	Amount of filing fee**
$22,864,512.10	$2,654.57

*

For purposes of calculating the filing fee only, the transaction value was determined by multiplying (i) the purchase price of £14,293,000 to be paid by ntl (B) Limited to acquire 299,390 A ordinary shares of ntl (South Hertfordshire) Limited from South Hertfordshire United Kingdom Fund, Ltd. by (ii) the exchange rate of $1.5997 per £1.00, the noon buying rate for cable transfers in pounds sterling as certified for custom purposes by the Federal Reserve Bank of New York as of January 21, 2011.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001161 multiplied by the total Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,654.57

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: South Hertfordshire United Kingdom Fund, Ltd.

Date Filed: February 1, 2011

Introduction

This Amendment No. 4 to Rule 13e-3 Transaction Statement (this “Final Amendment”) on Schedule 13E-3 is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons:  South Hertfordshire United Kingdom Fund, Ltd. (the “Partnership”), ntl Fawnspring Limited (the “General Partner”), ntl (B) Limited, Virgin Media Limited and Virgin Media Inc.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction contemplated by the Share Purchase Agreement, dated January 31, 2011 (the “Share Purchase Agreement”), between the Partnership and ntl B Limited, which is the subject of this Transaction Statement on Schedule 13E-3.

Item 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On May 5, 2011, at a special meeting of the holders of the limited partnership interests (the “Partnership units”) of the Partnership, holders (other than the General Partner and its affiliates) of a majority of the outstanding Partnership units voted to approve the sale (the “Asset Sale”) of the Partnership’s 299,390 A ordinary shares of ntl (South Hertfordshire) Limited (representing a 66.7% ownership interest) to ntl (B) Limited for £14,293,000, pursuant to the Share Purchase Agreement.

On May 9, 2011, the Partnership and ntl (B) Limited completed the Asset Sale.  The Asset Sale constituted the sale of substantially all the assets of the Partnership, which resulted in the dissolution of the Partnership in accordance with the partnership agreement governing the Partnership (the “Partnership Agreement”).  Following the completion of the Asset Sale, the General Partner commenced the process of liquidating and winding up the Partnership in accordance with the Partnership Agreement and Colorado law.

Item 16. Exhibits

Exhibit No.	Document

(a)(1)

Definitive Proxy Statement of South Hertfordshire United Kingdom Fund, Ltd. dated as of March 18, 2011 (incorporated by reference to the Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 18, 2011)

(a)(2)

Form of Proxy Card (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 18, 2011)

(a)(3)

Letter to Unitholders (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 18, 2011)

(a)(4)

Notice of Special Meeting of Unitholders (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 18, 2011)

(a)(5)	Letter to Unitholders dated February 17, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of South Hertfordshire United Kingdom Fund, Ltd. filed on February 17, 2011)

(a)(6)

Complaint of Robert Lewis, derivatively on behalf of South Hertfordshire United Kingdom Fund, Ltd., v. Virgin Media Inc., ntl Fawnspring Limited and ntl (B) Limited, filed on March 15, 2011 in the Supreme Court of the State of New York, County of New York*

(a)(7)	Letter to Unitholders dated April 21, 2011 (incorporated by reference to Schedule 14A filed by South Hertfordshire

United Kingdom Fund, Ltd. with the Securities and Exchange Commission on April 22, 2011)

(b)	None.

(c)(1)	Appraisal Report of BTG Mesirow Financial Consulting LLC**

(c)(2)	Appraisal Report of Duff & Phelps Ltd**

(c)(3)	Appraisal Report of Grant Thornton LLP**

(d)

Share Purchase Agreement, dated as of January 31, 2011, between South Hertfordshire United Kingdom Fund, Ltd. and ntl (B) Limited (incorporated herein by reference to Annex A of the Definitive Proxy Statement on Schedule 14A filed by South Hertfordshire United Kingdom Fund, Ltd. with the Securities and Exchange Commission on March 18, 2011)

(f)	None.

(g)	None.

*                                         Previously filed on March 18, 2011

**                                  Previously filed on February 1, 2011

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated as of May 10, 2011

SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

By: NTL FAWNSPRING LIMITED, its General Partner

By:	/s/ Robert Gale
Name:	Robert Gale
Title:	Director

NTL FAWNSPRING LIMITED

By:	/s/ Robert Gale
Name:	Robert Gale
Title:	Director

NTL (B) LIMITED

By:	/s/ Robert Gale
Name:	Robert Gale
Title:	Director

VIRGIN MEDIA LIMITED

By:	/s/ Robert Gale
Name:	Robert Gale
Title:	Director

VIRGIN MEDIA INC.

By:	/s/ Richard Tater
Name:	Richard Tater
Title:	Assistant Secretary